Exhibit 99.5

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-176788 on Form F-10, Registration Statement No. 333-186874 on Form F-3 and Registration Statement No. 333-181463 on Form S-8  and to the use of our reports dated February 27, 2013 relating to the consolidated financial statements of TELUS Corporation and the effectiveness of TELUS Corporation’s internal controls over financial reporting, appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2012.

/s/ “Deloitte LLP”

Independent Registered Chartered Accountants
Vancouver, Canada
March 15, 2013